UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

Application of Northeast      )
Utilities , The Connecticut   )
Light and Power Company,      )
Public Service Company of     )   CERTIFICATE PURSUANT TO
New Hampshire, Western        )   RULE 24 UNDER THE PUBLIC
Massachusetts Electric        )   UTILITY HOLDING COMPANY ACT
Company , North Atlantic      )   OF 1935
Energy Corporation, NU        )
Enterprises, Inc., Northeast  )
Generation Company,           )
Northeast Generation          )
Services Company, Select      )
Energy, Inc., Select Energy   )
Portland Pipeline, Inc.,      )
HEC Inc., Select Energy       )
Contracting, Inc., Reeds      )
Ferry Supply Co., Inc.,       )
HEC Energy Consulting         )
Canada, Inc. on Form U-1      )
 (File No. 70-9541)           )

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing payment of dividends, share repurchases and share issuance in connection with restructuring by NU and certain subsidiaries (HCAR. No. 27147; March 7, 2000, File No. 70-9541) ("Order").

     For the first quarter ended March 31, 2000, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount, if any, of dividends paid to NU and/or the amount of repurchased stock from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

The Connecticut Light and Power Company (CL&P)

                                             As of March 31, 2000
                                    ------------------------------------
                                    (thousands of dollars)          %
                                    ----------------------        -----
Common shareholders' equity:
  Common shares                           $   75,849                3.4%
  Capital surplus, paid in                   412,755               18.5
  Retained earnings                          200,058                9.0
                                          ----------              -----
 Total Common shareholders' equity           688,662               30.9
Preferred stock                              315,739               14.2
Long-term and short-term debt              1,223,899               54.9
                                          ----------              -----
                                          $2,228,300              100.0%
                                          ==========              =====

4,638,046 shares were repurchased for $299,999,946.59.


Western Massachusetts Electric Company (WMECO)

                                             As of March 31, 2000
                                    ------------------------------------
                                    (thousands of dollars)          %
                                    ----------------------        -----
Common shareholders' equity:
  Common shares                           $   14,752                2.9%
  Capital surplus, paid in                    93,976               18.2
  Retained earnings                           49,041                9.5
                                          ----------              -----
 Total Common shareholders' equity           157,769               30.6
Preferred stock                               36,500                7.1
Long-term and short-term debt                320,749               62.3
                                          ----------              -----
                                          $  515,018              100.0%
                                          ==========              =====

482,378 shares were repurchased for $89,999,820.06.


North Atlantic Energy Corporation (NAEC)

                                             As of March 31, 2000
                                    ------------------------------------
                                    (thousands of dollars)          %
                                    ----------------------        -----

Common shareholders' equity:
  Common shares                           $        1                0.0%
  Capital surplus, paid in                   160,999               28.4
  Retained earnings                              505                0.1
                                          ----------              -----
 Total Common shareholders' equity           161,505               28.5
Long-term and short-term debt                405,000               71.5
                                          ----------              -----
                                          $  566,505              100.0%
                                          ==========              =====

A common dividend of $20,000,000 was paid to NU.

There were no dividends paid to NU and /or repurchased stock from NU for the other applicants during this quarter.

2) The current senior debt rating of each Applicant to include a representation that the rating is at or above investment grade.

   The current senior debt ratings issued by Standard and Poors Corporation of CL&P, WMECO and Public Service Company of New Hampshire (PSNH) are each BBB-, which is an investment grade rating. None of the other applicants have senior debt ratings.

3) The amount of cash-on-hand both during the quarter and as of the end of each quarter for CL&P, PSNH, WMECO, and NAEC to include a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings. Internal cash funds available during the quarter were not supplemented with external borrowings during the quarter.

                                           Net cash flows   Net cash flows
            Cash        Net cash flows      provided by      provided by/
         beginning       provided by         (used in)         (used in)         Cash
          of period       operating          investing         financing      end of period
         01/01/2000       activities        activities         activities       03/31/2000
         ----------     --------------     --------------    ------------     -------------
                                       (Thousands of Dollars)
CL&P       $    364         $52,340          $537,327         $(583,504)        $  6,527

PSNH        182,588          77,826           (10,724)           (1,325)         248,365

WMECO           950          14,346           180,221          (195,350)             167

NAEC           -             53,929           (33,825)          (20,000)             104



                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ John J. Roman


    Vice President and Controller
    Northeast Utilities Service Company
    P.O. Box 270
    Hartford, CT 06141-0270
    May 19, 2000